STREAM COMMUNICATIONS NETWORK & MEDIA INC.
Suite 1400 – 400 Burrard Street
Vancouver, British Columbia   V6C 3G2
Telephone: 604-669-2826   Fax: 604-669-2836

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

The annual and special general meeting (the "Meeting") of Shareholders of **Stream Communications Network & Media Inc.** (the "Company") will be held at the offices of Gide Loyrette Nouel at pl. Pilsudskiego 1, Warsaw, Poland, on Thursday, July 27, 2006 at 5:00 p.m. (Warsaw time) for the following purposes:

1. To receive and consider the report of the directors, the consolidated financial statements for its fiscal period ended December 31, 2005 and the report of the auditor of the Company thereon.

2. To fix the number of directors of the Board of the Company at 5.

3. To elect directors of the Company for the ensuing year.

4. To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration.

5. To approve a special resolution to adopt new Articles.

6. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, June 28, 2006.

BY ORDER OF THE BOARD

"Jan S. Rynkiewicz"

Jan S. Rynkiewicz
President, CEO and Director